July 20, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (615) 646-0121

Mr. Gary L. Scott
Chairman
Mid-America Bancshares, Inc.
7651 Highway 70 South
Nashville, TN 37221

Re: **Mid-America Bancshares, Inc.**
     Amendment No. 1 to Registration Statement on Form S-4
     Filed July 14, 2006
     File No. 333-134247

Dear Mr. Scott:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

The equity accounts of the two banks are different and the exchange ratios do not achieve exact parity.

1.   We note your response to our previous comments 12 and 13 and that the exchange rates do not achieve exact parity; however, you have not highlighted the potential risk to investors this might pose. Please revise to discuss the actual risk to investors.

Risk Factors, page 8

The forward looking statements we make in this document are inherently uncertain, page 17

2.   We note your response to prior comment 14. The disclosure in this subsection appears to
        be more appropriate as part of the following section "Cautionary Note Concerning
        Forward Looking Statements" rather than the Risk Factors. Please move this section so
        that it appears as part of the following section.

Exhibits

Tax Opinions, Exhibit 8.1 and 8.2

3.   We note that you changed Section VIII of each opinion to limit who may rely on your
        opinions. Please make it clear that shareholders of the banks and MBI, and not just their
        Boards, can rely on your opinion.

Pro Forma Adjustments, page 87

4.   We note your response to comment 32 from our letter dated June 23, 2006. Please revise
        to disclose the types of costs directly resulting from the transaction that will be incurred
        and the reason they will be incurred equally over the next five years. Also, tell us why
        you do not consider these charges to be recurring charges which would be included in the
        pro forma financial information.

PrimeTrust Bank Financial Statements

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Loan Losses, page F-10

5.   We note your response to comment 39 from our letter dated June 23, 2006. It is still not
        clear to us how estimated losses on off-balance sheet items are classified in your balance
        sheet and income statement. Please revise to clearly describe how you classify estimated
        losses on off-balance sheet items in your balance sheet and income statement.

Note (16) Series A Preferred Stock, page F-28

6.   We note your response to comment 41 from our letter dated June 23, 2006. We have the
        following comments related to your series A preferred stock:

7.   Please tell us if you believe the preferred shares were conditionally redeemable. Refer to
        SFAS 150.

8.   Please tell us if you believe redemption of the shares is not solely within your control. Refer to EITF Topic D-98.

9.   Please tell us how you considered paragraphs 7 and 26 of EITF Topic D-98 in your accounting determinations.

Bank of the South Financial Statements

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-87

10.   We note your response to comment 46 from our letter dated June 23, 2006. It is still not clear to us how estimated losses on off-balance sheet items are classified in your balance sheet and income statement. Please revise to clearly describe how you classify estimated losses on off-balance sheet items in your balance sheet and income statement.

Note (2) Loans and Allowance for Possible Loan Losses, page F-96

11.   We note your response to comment 47 from our letter dated June 23, 2006.   Please quantify for us the balance of impaired loans acquired in your acquisition, the amount of allowance for loan losses allocated to these loans by acquired bank at the time of the acquisition and tell us how you accounted for this allowance in your purchase accounting.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel W. Small, Esq.
One Burton Hills Blvd, Ste. 330
Nashville, TN 37215